UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

GLENCAIRN GOLD CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

377903109
(CUSIP Number)

Copy to:
Jaqueline Jones	Gil I. Cornblum
General Counsel	Dorsey & Whitney LLP
Yamana Gold Inc.	161 Bay Street, Suite 4310
150 York Street, Suite 1102	Toronto, Ontario
Toronto, Ontario	M5J 2S1
M5H 3S5	(416) 367-7370
(416) 815-0220
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communciations)

July 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 377903109

1	NAME OF REPORTING PERSONS Yamana Gold Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 44,122,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 44,122,500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,122,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This statement on Schedule 13D relates to shares of the common stock with no par value (the “Common Shares”), of Glencairn Gold Corporation (“Glencairn”). The address of the principal executive office of Glencairn is 6 Adelaide Street East, Suite 500, Toronto, Ontario, Canada M5C 1H6.

Item 2. Identity and Background.

(a)	The name of the person filing this statement is Yamana Gold Inc. (“Yamana”), a corporation incorporated under the laws of Canada.

(b)	The address of the principal executive office ofYamana is 150 York Street, Suite 1102, Toronto, Ontario, Canada M5H 3C5. The address of each of Yamana’s directors and officers is set forth in Schedule A.

(c)	The principal business of Yamana is to engage in the acquisition, exploration and development and operation of mineral properties. To date, the Company’s activities have been concentrated in Latin America.

(d) and (e)	During the last five years neither Yamana, nor to Yamana’s knowledge, any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The subject securities were acquired by Yamana pursuant to two share purchase agreements, each dated June 29, 2006 (the “Share Purchase Agreements”) between RNC Resources Limited, Yamana and Glencairn; and a subscription agreement for the purchase of 4.2 million subscription receipts, each subscription receipt exchangeable for one Common Share and one-half of one common share purchase warrant. Pursuant to the Share Purchase Agreements, Glencairn purchased Yamana’s La Libertad gold mine in Nicaragua and its 60% interest in the Cerro Quema gold deposit in Panama. Glencairn purchased the two projects from Yamana for a total of 32 million Common Shares, 26 million of which related to the acquisition of La Libertad and 6 million of which related to the acquisition of the Cerro Quema interest.

Contemporaneously with the closing of the Share Purchase Agreements Glencairn completed an equity financing for proceeds of C$18 million. Yamana subscribed for C$2.5 million of this financing.

In total, Yamana beneficially owns 42,022,500 Common Shares, representing 17.9% of the issued and outstanding Common Shares, and warrants to acquire an additional 2,100,000 Common Shares.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is incorporated by reference herein. Yamana acquired the Common Shares solely for its own account for investment purposes and not with a view to the distribution thereof.

Except as otherwise described herein, Yamana has no current plans or proposals which would result in any of the transactions or changes contemplated in Items 4(a) through 4(c) and Items 4(e) through 4(j).

(d)     Yamana has the right to appoint a representative to the Glencairn Board of Directors provided that it maintains a greater than 10% interest in Glencairn.

Item 5. Interest in Securities of the Issuer.

(a)	Yamana is the beneficial owner of 44,122,500 Common Shares disclosed in this statement on Schedule 13D. To the knowledge of Yamana, such Common Shares constitute approximately 18.6% of the issued and outstanding Common Shares, based on 237,104,137 Common Shares outstanding as of July 6, 2006 (including the Common Shares issuable upon exercise of the common share purchase warrants)

(b)	Yamana has sole power to vote and sole power to dispose of the 44,122,500 Common Shares.

(c)	None.

(d) — (e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than described in Item 3, 4, 5, with respect to the securities of Glenairn, Yamana has no such contracts, arrangements, understandings or relationship with any other person.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.A	La Libertad Share Purchase Agreement, dated June 29, 2006 between RNC Resources Limited, Yamana and Glencairn.

Exhibit 99.B	Cerro Quema Share Purchase Agreement dated June 29, 2006 between RNC Resources Limited, Yamana and Glencairn.

Exhibit 99.C	Subscription Agreement for Subscription Receipts dated June 27, 2006 between Yamana and Glencairn.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2006

YAMANA GOLD INC.

By: /s/ Jacqueline A. Jones
Name: Jacqueline A. Jones
Title: General Counsel

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF YAMANA GOLD INC.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Yamana.

Name and Municipality of Residence	Position with the Company and Period(s) Served as a Director	Principal Occupation

Victor H. Bradley	Chairman of the Board and a	President and Chief Executive
California, United States	Director since February 7, 1995	Officer of Aura Gold Inc.

Peter Marrone	Chief Executive Officer and a	President and Chief Executive
Ontario, Canada	Director since July 31, 2003	Officer of the Company

Patrick J. Mars	Director since August 16,	President of P.J. Mars
Ontario, Canada	2001	Investments Limited

Juvenal Mesquita Filho	Director since July 31, 2003	President of Mineracao Santa
Sao Paulo, Brazil		Elina S/A

Nigel Lees	Director since June 16, 2005	President of C.N. Lees
Ontario, Canada		Investments Limited

Dino Titaro	Director since August 5, 2005	President and Chief Executive
Ontario, Canada		Officer of Carpathian Gold Inc.

Antenor F. Silva, Jr.	Chief Operations Officer and a	Chief Operations Officer of the
Rio de Janeiro, Brazil	Director since July 31, 2003	Company

Charles Main	Vice President, Finance and	Vice President, Finance and
Ontario, Canada	Chief Financial Officer	Chief Financial Officer

Greg McKnight	Vice President,	Vice President,
Ontario, Canada	Business Development	Business Development

Evandro Cintra	Vice President, Exploration	Vice President, Exploration
Sao Paulo, Brazil

Daniel Kivari	Vice President, Operations	Vice President, Operations
Belo Horizonte, Brazil

Jacqueline Jones	General Counsel	General Counsel
Ontario, Canada

Michael Hoffman	Vice President,	Vice President,
Ontario, Canada	Special Projects	Special Projects